Exhibit 99.3

P R E S S  R E L E A S E

For Immediate Release	20 June 2002

7 UP TO TRANSFER FROM THE PEPSI BOTTLING GROUP

PLANO, TEXAS, June 20, 2002 – Earlier today Dr Pepper/Seven Up, Inc. was informed that the Pepsi Bottling Group (PBG) would discontinue distribution of 7 UP, effective December 31, 2002.

“We are surprised by this decision given the intrinsic value of 7 UP to PBG in the second largest carbonated soft drinks segment where 7 UP represents 23%* of lemon-lime and Sierra Mist 5%*,” stated Doug Tough, Dr Pepper/Seven Up president and chief executive officer. “However, we are entirely comfortable with moving the 7 UP brand into the independent bottling system which will be able to give greater focus to 7 UP.”

Around 15% of 7 UP volume is sold via the PBG system. This will now transfer back to DPSU, free of charge, and then be refranchised to independent bottlers. Over recent years the independent bottling system has been markedly strengthened through consolidation via the formation of the Dr Pepper/Seven Up Bottling Group Inc., (40% owned by Cadbury Schweppes plc). As one of the two leading lemon-lime brands, 7 UP will further strengthen the independent bottling system.

“This happened before in the mid 1990s, when several of our brands were dropped by cola system bottlers,” explained Tough. “The two key brands, A&W Root Beer and Sunkist, were then refranchised into the independent bottling system. These bottler portfolios were strengthened and far greater marketing and promotional focus was given to these brands. Since the transfer both brands have grown substantially and today lead their respective categories, reflecting the benefit of a focused and committed bottling system.”

“When bottlers support 7 UP, it has consistently delivered outstanding results. Our key focus will now be to license the brand to maintain our route-to-market, then to build on the brand’s 73-year heritage,” Tough concluded.

Ends

* Maxwell, 2001

For further information:

David Kappler, Chief Financial Officer
Sally Jones, Corporate Communications Director
Dora McCabe, Head of Group Public Relations

Cadbury Schweppes plc:	020-7409-1313 http://www.cadburyschweppes.com

Angus Maitland / Philip Gawith The Maitland Consultancy Cadbury Schweppes	020-7379-5151

With origins stretching back over 200 years, today Cadbury Schweppes is an international beverage and confectionery company offering consumers brands such as Cadbury, Schweppes, Dr Pepper, 7 UP, Snapple, Trebor and Bassett in almost 200 countries around the world. Cadbury Schweppes employs over 38,000 people around the world.

Cadbury Schweppes Public Limited Company
25 Berkeley Square
London W1J 6HB
Telephone: +44 (0) 20 7409 1313
Fax: +44 (0) 20 7830 5137
www.cadburyschweppes.com